 Exhibit 99.1

SNDL's Wine and Beyond Expands Reach with E-Commerce Launch

CALGARY, AB, Sept. 15, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") launched a new e-commerce platform for its destination liquor retail banner, Wine and Beyond. The platform aims to enhance accessibility and reach for the banner's expansive product selection, featuring rare spirits, local and international beers, and distinctive wines.

"We are pleased to extend the Wine and Beyond experience into the digital landscape," says Robbie Madan, Chief Information and Digital Officer. "Our stores are renowned for their incredible selection, unique product offerings, and the exceptional product knowledge and customer service our staff provide. The online experience is a meaningful extension of this in-store expertise. The web platform was created with a mobile-first approach to merge the exceptional customer experience and destination shopping approach of Wine and Beyond with the convenience and personalization of e-commerce. This move will offer SNDL a scalable and flexible platform to broaden our market presence and customer reach while creating margin accretive tactics to drive revenue growth."

Wine and Beyond's online catalogue features nearly 9,000 offerings, with fresh additions and new deals added weekly, backed by the banner's "Best Price Promise". Customers can further tailor their selections through product tasting notes and expertly curated food pairings and expand their knowledge through informed and seasonally relevant blog posts.

The Company has 11 Wine and Beyond locations in Alberta and one in British Columbia, with plans to expand into Saskatchewan by 2024.

To explore the new platform, visit www.wineandbeyond.ca.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2023/15/c3295.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 15-SEP-23